

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 17, 2016

Steven J. Newby
Chief Executive Officer
Summit Midstream Partners, LP
1790 Hughes Landing Blvd, Suite 500
The Woodlands, Texas 77380

> **Re:** **Summit Midstream Partners, LP**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 29, 2016**
> **File No. 001-35666**

Dear Mr. Newby:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Lilyanna Peyser for

Mara L. Ransom
Assistant Director
Office of Consumer Products